SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONDEMNS COMPETITION APPEAL TRIBUNAL DECISION TO DELAY THE BREAK UP OF THE BAA AIRPORT MONOPOLY

Ryanair, the UK's favourite airline, today (25th Feb 10) condemned the decision by the Competition Appeal Tribunal to overturn the universally acclaimed decision by the Competition Commission to force the break-up of the BAA airport monopoly by requiring the BAA to sell Gatwick, Stansted and one of its Scottish airports.

Today's decision, which was based on a finding that there might have been an appearance of bias in relation to one of the six members of the Commission, because of his advisory role to the pension fund of the employees of shareholders of Manchester Airport Group plc, is in Ryanair's view damaging to competition, damaging for consumers and damaging to British tourism.
As a result of this decision, the sale of Stansted and one of the BAA's Scottish airports will now be delayed for a minimum period of two years, with the result that traffic at Stansted Airport will continue to decline, as consumers suffer squalid and inefficient terminal facilities and continue to be victimised by the BAA monopoly's high charges.

Ryanair believes that a sensible and practical outcome to any finding of an appearance of bias in this case would be for Manchester Airport Group plc to be prohibited from bidding for Stansted and/or one of the BAA's Scottish airports when disposed, but to delay the introduction of competition, lower prices and better services at Stansted by a period of at least two years, on this legal technicality is unfair on the travelling public.  The original decision to break-up the BAA airport monopoly was universally welcomed by airport users, airlines and national newspaper editorials all over the UK.  More importantly, none of the substantive findings of that decision was challenged by the BAA.

The sale of Gatwick Airport has already resulted in Gatwick now introducing some limited element of competition to Heathrow and Stansted.  The new owners of Gatwick are improving facilities and lowering charges in order to attract new routes and new traffic to the South East of London.  However the BAA monopoly continues to control (with high prices and inefficient facilities) the airport access at Heathrow and Stansted.  Ryanair trusts that its appeal of the Tribunal's ruling will be successful, leading to the break-up of the high cost, inefficient BAA monopoly which has done so much damage to UK airports, air traffic and tourism in recent years.

Speaking today, Ryanair's Michael O'Leary said:

"The original Competition Commission decision to order the break-up of the BAA airport monopoly was welcomed by the entire airline industry, passengers and the national media.  Today's decision, which appears to be based on a legal technicality (or irrelevancy), will now delay the much needed introduction of competition and consumer choice at Stansted by at least two years.  We regret that passengers at Stansted will pay higher charges and suffer inferior facilities for at least two more years as a result of this regrettable Competition Appeal Tribunal decision.

"As traffic continues to decline at Stansted, and airlines and passengers continue to suffer high charges and badly run facilities, we again call on the BAA monopoly to sell Stansted Airport in order to introduce much needed competition in the London airport market, or alternatively for the  Court of Appeal to overturn the Tribunal's ruling and  bring forward the break-up of the high cost, inefficient and anti-consumer BAA airport monopoly in the interests of competition and a better deal for British consumers, passengers and tourism."

Ends.                                                    Thursday, 25th February 2010

For further information
please contact:                                   Stephen McNamara              Pauline McAlester
                                                                Ryanair Ltd                             Murray Consultants
                                                                Tel: +353-1-8121212              Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  25 February, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary